Exhibit 1

MI Developments Inc.

455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

POTENTIAL MID INVOLVEMENT WITH

PROPOSED MAGNA FACILITIES IN RUSSIA

June 24, 2009, Aurora, Ontario, Canada — MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it is in discussions with Magna International Inc. (Magna) about MID playing a role in developing and building three proposed Magna facilities in Russia.  Two of the planned projects are in the St. Petersburg area and the third is located in Kaluga approximately two hours south of Moscow.  These significant projects would be Magna’s first greenfield plants in Russia, with potential for expansion as Magna’s business in Russia grows.  MID’s Austrian-based development and construction personnel have been consulting for Magna on these projects.  The specific role that MID would play with respect to these projects, if any, has yet to be determined, but may include financing Magna’s acquisition, development and construction of the facilities, with MID potentially acquiring the facilities in a sale-leaseback transaction with Magna at a later date.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management, and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a majority equity interest in Magna Entertainment Corp. (MEC), an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.  MEC has filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

For further information about this press release, please contact Richard Smith, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to whether MID plays a role with the Magna Russian facilities.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks that are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.